Filed by J.D. Edwards & Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: J.D. Edwards & Company

(File No. 333-106269)

On July 18, 2003, PeopleSoft, Inc. and J.D. Edwards & Company issued a joint press release, which relates to the proposed acquisition of J.D. Edwards by PeopleSoft. The text of the joint press release follows.

PeopleSoft Completes J.D. Edwards Acquisition

Combination Creates World’s Second Largest Enterprise Application Software Company

PLEASANTON, CALIF. AND DENVER, COLO., Friday, July 18, 2003

PeopleSoft, Inc. (Nasdaq: PSFT) and J.D. Edwards & Company (Nasdaq: JDEC) today announced that PeopleSoft has purchased approximately 110 million shares, or 88% of the outstanding shares of J.D. Edwards pursuant to its exchange offer to acquire all of the outstanding shares of J.D. Edwards that expired at 12:00 midnight EDT, Thursday, July 17, 2003. PeopleSoft expects to acquire the remaining shares of J.D. Edwards before the end of August 2003. The companies also announced that Michael Maples, a member of J.D. Edwards’ board of directors, was elected to the board of directors of PeopleSoft.

“Today marks an important milestone in the history of PeopleSoft,” said PeopleSoft President and CEO Craig Conway. “The powerful combination of PeopleSoft and J.D. Edwards creates the second largest enterprise applications software company in the world. The combination expands not only our customer base, product offerings and markets, but also our talent. Our two companies share a high-performance, customer-focused culture and we look forward to welcoming our colleagues at J.D. Edwards to the PeopleSoft team.”

“The combination of J.D. Edwards and PeopleSoft is the culmination of the J.D. Edwards strategic plan to create significant value for all of our stakeholders,” said J.D. Edwards Chairman, President and CEO Bob Dutkowsky. “With the resources of the combined company, we will continue to make our customers stronger and solve their most pressing business problems. We’re combining two extraordinary and highly complementary companies that together will set a new standard in serving the needs of enterprise application software customers.”

The transaction is expected to be significantly accretive to PeopleSoft’s 2004 earnings per share on an adjusted basis excluding amortization associated with acquired intangibles, the write-down of deferred revenue and other purchase accounting adjustments.

As previously announced, J.D. Edwards stockholders who tendered into the exchange offer will receive the value of $14.7384 in cash, PeopleSoft stock or a combination of cash and stock for each share of J.D. Edwards common stock. J.D. Edwards stockholders who did not tender their shares will receive $7.05 in cash plus 0.43 of a PeopleSoft common share for each J.D. Edwards share.

Payment for shares properly tendered and accepted will be made as promptly as practical and, in the case of shares tendered by guaranteed delivery procedures, promptly after delivery of shares and required documentation. PeopleSoft does not expect to determine preliminary proration factors until guaranteed deliveries have been completed and tenders have been checked for accuracy and completeness, a process that is expected to be completed by July 25, 2003.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,200 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

About J.D. Edwards

J.D. Edwards (Nasdaq: JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company offers collaborative enterprise software as well as consulting, education and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries collaborate electronically to manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

Additional Information

This press release was issued by PeopleSoft, Inc. and J.D. Edwards & Company on July 18, 2003. PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards by PeopleSoft. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange or other materials filed by PeopleSoft with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer for all outstanding shares of PeopleSoft common stock.

J.D. Edwards filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on June 19, 2003 containing its recommendation regarding PeopleSoft’s tender offer for all outstanding shares of J.D. Edwards common stock.

Documents filed by PeopleSoft with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at PeopleSoft’s website at www.peoplesoft.com. Documents filed by J.D. Edwards with the SEC may be obtained without charge at the SEC’s website and at J.D. Edwards’ website at www.jdedwards.com. Stockholders should read these documents and any amendments thereto because they contain important information.

Forward-Looking Statement

This press release may contain forward-looking statements. These statements reflect PeopleSoft’s and J.D. Edwards’ current beliefs and are based on information currently available to PeopleSoft and J.D. Edwards. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s or J.D. Edwards’ operating results, please refer to the respective companies’ most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in the companies’ most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Neither PeopleSoft nor J.D. Edwards undertakes any obligation to update or revise these forward-looking statements.

PeopleSoft® and the PeopleSoft logo are registered trademarks of PeopleSoft, Inc.

J.D. Edwards® and the J.D. Edwards logo are registered trademarks of J.D. Edwards & Company.

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Contacts:
Lori Varlas	Steve Swasey
Investor Relations	Public Relations
PeopleSoft Inc.	PeopleSoft Inc.
(877) 528-7413 (voice)	(925) 694-5230 (voice)
lori_varlas@peoplesoft.com	steve_swasey@peoplesoft.com

Etta West	Victor Chayet
Investor Relations	Corporate Communications
J.D. Edwards	J.D. Edwards
(303) 334-4772 (voice)	(303) 334-5701 (voice)
etta_west@jdedwards.com	victor_chayet@jdedwards.com